UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

182707109

 (CUSIP Number)

Warren B. Kanders
c/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor
Stamford, CT 06901

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2010

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 182707109	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,249,127 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,749,127 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,249,127 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 182707109	13D/A	Page 3 of 6 Pages

The Statement of Beneficial Ownership on Schedule 13D filed on April 12, 2002 by Warren B. Kanders (the “Reporting Person” or “Mr. Kanders”) in connection with the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (“Clarus,” or the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on June 6, 2002, and further amended by Amendment No. 2 filed on October 29, 2002, and further amended by Amendment No. 3 filed on April 17, 2003, and further amended by Amendment No. 4 filed on August 20, 2008, and further amended by Amendment No. 5 filed on December 9, 2008, and further amended by Amendment No. 6 filed on January 5, 2009, is hereby amended by this Amendment No. 7 to the Schedule 13D (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Black Diamond and Gregory Merger Agreements

On May 10, 2010, the Company announced that it signed definitive merger agreements on May 7, 2010,  to acquire, in two separate transactions which are subject to certain closing conditions, Black Diamond Equipment, Ltd. (“Black Diamond”) and Gregory Mountain Products, Inc. (“Gregory”). Under the Black Diamond Agreement and Plan of Merger (the “Black Diamond Merger Agreement”), Clarus has agreed to pay $90 million in cash for Black Diamond, subject to adjustments. Under the Gregory Agreement and Plan of Merger (the “Gregory Merger Agreement”), the Company has agreed to acquire Gregory from Kanders GMP Holdings, LLC (“KGH”) of which the Reporting Person is the managing member, and Schiller Gregory Investment Company, LLC, the stockholders of Gregory (the “Gregory Stockholders”), for an aggregate purchase price of $45,000,000 (subject to certain closing adjustments), of which: (i) approximately 50% will be paid with unregistered shares of Common Stock, based upon a valuation of $6.00 per share which the Company has agreed to register as soon as reasonably practicable after the closing and which will be subject to a two-year lockup agreement prohibiting the transfer of the shares; and (ii) approximately 50% will be paid with a seven-year 5% subordinated note.  In addition to the customary closing conditions, the Gregory merger is subject to the closing of the Black Diamond merger. KGH is expected to be issued approximately 2,387,158 shares of unregistered Common Stock, subject to adjustment, at the closing of the Gregory merger. After the closing of the transactions, Mr. Kanders is expected to continue as Executive Chairman of the Company.

The Company has also disclosed that (i) the Gregory merger was approved by a special committee comprised of independent directors of the Company’s Board of Directors and the merger consideration payable to the Gregory Stockholders has been confirmed to be fair to the Company’s stockholders from a financial point of view by a fairness opinion received from Ladenburg Thalmann & Co., Inc.; and (ii) the Black Diamond merger was unanimously approved by the Company’s Board of Directors after Rothschild Inc., the Company’s financial advisor, determined the merger consideration payable to Black Diamond’s stockholders to be fair to the Company’s stockholders from a financial point of view.

CUSIP No. 182707109	13D/A	Page 4 of 6 Pages

The foregoing description of the Gregory Merger Agreement and the Black Diamond Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Gregory Merger Agreement and the Black Diamond Merger Agreement, which are included as Exhibits 2.2 and 2.1, respectively, to the Company’s Current Report on Form 8-K, describing and attaching such agreements, filed with the Securities and Exchange Commission on May 10, 2010, and incorporated herein by reference to such filing.

The Reporting Person may review its investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, subject to his legal obligations, in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 4,249,127 shares of Common Stock, constituting approximately 23% of the outstanding shares of Common Stock, which is comprised of:  (i) 2,713,977 shares of Common Stock; (ii) 500,000 unvested shares of Restricted Stock, which have voting, dividend and other distribution rights; (iii) currently exercisable options to purchase an aggregate of 1,021,250 shares of Common Stock (comprised of (A) 200,000 plan options having an exercise price of $5.35 per share that were granted in December 2002; (B) 400,000 non-plan options having an exercise price of $7.50 share and 400,000 non-plan options having an exercise price of $10.00 per share that were granted in December 2002; and (C) 21,250 options having an exercise price of $4.06 per share that were granted in May 2009); and (iv) 13,900 shares of Common Stock that the Reporting Person may be deemed to beneficially own as UTTMA custodian for his children. The Reporting Person may also be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 100,000 shares of Common Stock, that are beneficially owned by his spouse. The Reporting Person disclaims any beneficial ownership of the 100,000 shares of Common Stock beneficially owned by his spouse.

CUSIP No. 182707109	13D/A	Page 5 of 6 Pages

The percentage of Common Stock reported as beneficially owned is based upon 17,366,747 shares of Common Stock outstanding as of April 22, 2010, as set forth in the Company’s most recent report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 10, 2010.

No transactions in the shares of the Company’s Common Stock have been effected by the Reporting Person during the last 60 days.

(d). No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e).  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The description of the agreements identified in Item 4 above is incorporated herein by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 2.1
Agreement and Plan of Merger, dated as of May 7, 2010, by and among Clarus Corporation, Everest/Sapphire Acquisition, LLC, Everest Merger I Corp., Everest Merger II, LLC, Gregory Mountain Products, Inc., Kanders GMP Holdings, LLC and Schiller Gregory Investment Company, LLC (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed with the Securities and Exchange Commission on May 10, 2010).

Exhibit 2.2
Agreement and Plan of Merger, dated as of May 7, 2010, by and among Clarus Corporation, Everest/Sapphire Acquisition, LLC, Sapphire Merger Corp., Black Diamond Equipment, Ltd. and Ed McCall, as Stockholders’ Representative (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on May 10, 2010).

CUSIP No. 182707109	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2010

By:	/s/ Warren B. Kanders
Warren B. Kanders